Contact

www.linkedin.com/in/leahmadan
(LinkedIn)

Top Skills

Salesforce.com
Account Management
Customer Service

Certifications

Unconscious Bias
Diversity, Inclusion, and Belonging
Confronting Bias: Thriving Across Our Differences
Skills for Inclusive Conversations
Communicating Across Cultures

Leah Bowes

COO and co-founder | CrowdSolve
Denver, Colorado, United States

Summary

Customer Experience leader with the unique ability to serve as the executive VOC while simultaneously balancing the needs of the business. Skilled at scaling Customer Success (proactive) and Customer Care (reactive) organizations to create a world-class customer experience that increases revenue and decreases attrition, all while delivering an industry-leading NPS result. Primary areas of expertise include revenue growth, customer management, process improvement, building and scaling highly effective teams, leadership development, partner management, customer experience strategy.

Experience

CrowdSolve
9 months

COO and co-founder
July 2022 - Present (6 months)

Head of Success and Channel
April 2022 - June 2022 (3 months)

Bowes Consulting, LLC
Consultant/Owner
April 2021 - Present (1 year 9 months)

Bowes Consulting provides customer experience consulting services to support high-growth technology companies develop, implement, optimize, and scale a successful customer management discipline designed to increase revenue, reduce attrition, increase customer and team satisfaction, and optimize results.

PaySimple
12 years

SVP of Customer Experience
September 2019 - December 2020 (1 year 4 months)

Executive leader responsible for a team of ~45 Customer Success and Customer Care professionals, providing proactive engagement and reactive support to 25,000 customers across three unique product lines.

Vice President of Customer Experience
April 2014 - September 2019 (5 years 6 months)

Senior Director, Customer Experience
July 2013 - April 2014 (10 months)

Director of Customer Experience
October 2011 - July 2013 (1 year 10 months)
Greater Denver Area

Senior Manager, Customer Experience
January 2011 - October 2011 (10 months)

Manager, Customer Care
January 2010 - January 2011 (1 year 1 month)

Team Lead, Customer Care
May 2009 - January 2010 (9 months)

Customer Care Professional
January 2009 - May 2009 (5 months)

The Bradley Boulder Inn
General Manager
October 2005 - October 2008 (3 years 1 month)

General Manager of a busy, boutique hotel located in downtown Boulder. Focused on providing outstanding customer service in a luxury environment.

Rippowam Cisqua School
Co-teacher/Intern
September 2004 - June 2005 (10 months)

Co-managed a classroom of thirteen students daily, teaching basic concepts in large and small groups to three and four year olds.

Education

Hobart and William Smith Colleges
Bachelor of Arts, Sociology, Studio Art · (2000 - 2004)